Exhibit 11

POTASH CORPORATION OF SASKATCHEWAN INC.
COMPUTATION OF PER SHARE EARNINGS
FOR THE THREE MONTHS ENDED MARCH 31

	2004	2003
A Net income as reported, Canadian GAAP ($ millions)	$50.7	$3.2
B Items adjusting net income ($ millions)	$3.4	$1.6
C Net income, US GAAP ($ millions)	$54.1	$4.8
D Weighted average number of shares outstanding	53,343,000	52,089,000
E Net additional shares issuable for diluted earnings per share calculation	680,000	223,000
CANADIAN GAAP
Basic earnings per share (A/D)	$0.95	$0.06
Diluted earnings per share (A/(D+E))	$0.94	$0.06
UNITED STATES GAAP
Basic earnings per share (C/D)	$1.01	$0.09
Diluted earnings per share (C/(D+E))	$1.00	$0.09